

February 20, 2013

Via E-mail
John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

> **Re: Meridian Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **File No. 000-14902**

Dear Mr. Kraeutler:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Manufacturing, page 11

1. We note your statement on page 21 that "We currently sole-source from a U.S. manufacturer the illumipro-10® instrument on which our illumigene® molecular testing platform operates." Since the illumigene® molecular testing platform maybe a material element of net sales for your Diagnostics segment and the company's consolidated net sales, please provide proposed draft disclosure for inclusion in future filings that expands your discussion to more clearly describe the components of the illumigene® molecular testing platform that are sole-sourced including an assessment of the materiality of such components to the completed products and the availability of substitute sources. In addition, please quantify the amount of sales attributable to, or dependent upon, the illumipro-10® instrument supplied by the sole-source supplier. To the extent applicable, please further revise your risk factor included on page 21 titled "We depend on sole-source suppliers for certain critical components and products. A supply interruption could adversely affect our business" to more specifically address the risks associated with this particular component and its supplier.

   If you are substantially dependent on any of your raw material or component suppliers, please file copies of the related agreements as exhibits and discuss them in greater detail in your business section. If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination.

Notes To Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(i) Revenue Recognition, page 57

2. Please refer to your revenue recognition policy for illumigene molecular test systems.
    - Tell us:
        - The delivery period and how you recognize revenue for each of the elements in the bundled product that includes an instrument, instrument accessories and test kits;
        - What the sentence "If not sold outright, amounts invoiced for the illumigene® test kits cover the instrument, accessories and test kits" means particularly with regard to "if not sold outright" and the use of "test kits" twice in that sentence;
        - How you recognize revenue in cases when "not sold outright;"
        - How your revenue recognition policy that says "Revenue is recognized based on test kit sales" works and how it complies with GAAP assuming test kit refers to that which is included in the bundled product (i.e. the illumigene® molecular test system); and
        - Why it is appropriate under GAAP to recognize, if not sold outright, costs for the instruments over their three year expected utilization period and how you recognized the costs of the other elements of the bundled product (i.e. instrument accessories and test kits).
    - Provide us proposed revised revenue recognition policy disclosure to be included in future periodic reports to address the above bullets, as necessary, and to otherwise clarify your policy.

Signatures, page 78

3. In future filings, the report should also be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the report should indicate each capacity in which the report is signed. See General Instruction D(2) to Form 10-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding the comment on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or John Krug, Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant